FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13A-16 OR 15D-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934

          For the month of: January 14, 1999
                           ------------------

                                     TRICOM, S.A.
                   (Translation of registrant's name into English)

            AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                      (Address of principal executives offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F      X       Form 40-F
                               -----------           -----------

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No      X
                               -----------    -----------

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


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TRICOM

FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION CONTACT:
Jaime Garcia                                 Robin Weinberg
TRICOM, S. A.                                DEWE ROGERSON
Ph (809) 476-4044/4054                       Ph (212) 688-6840
e-mail: jgarcia@tricom.com.do                e-mail: rweinberg@dewerogerson.com
        ---------------------                        --------------------------


                   TRICOM INCREASES RESIDENTIAL SERVICE RATES
                                 --------

(Santo Domingo, Dominican Republic, January 14, 1999)

TRICOM (NYSE:TDR) announced today that it would implement price increases in residential monthly rent charges as well as measured local service rates. These measures are to be accompanied by a decrease in prices for international long distance and installation fees, as well as a gradual decrease of the interconnection access charge. The changes will be effective as of January 1, 1999, as part of the process of price liberalization initiated under the new General Telecomunications Law, and follow the announcement of similar price adjustments by TRICOM's principal competitor, Codetel.

The General Telecommunications Law was approved on April 15, 1998, as a result of a joint effort by the Dominican Government, the telecommunications industry, and the International Telecommunications Union (ITU). The centerpiece of this legislation is the creation of an autonomous regulator, the rate rebalancing of first residential line tariffs, thus eliminating subsidies of these lines by international long distance, and the adjustment of interconnection fees to reflect marginal costs.

As part of the rebalancing plan, TRICOM will increase the price per minute of measured local service to RD$0.14 from RD$0.10 in January, and, thereafter, adjust it in gradual increments of RD$0.01 every month from February to December, until it reaches RD$0.25 at year's end. Local service rent will also increase by 80% on average. Together with these increases, TRICOM will reduce the prices of international long distance calls to the U.S. by 26%, and installation fees for new residential lines by 24%. Additionally, interconnection fees for the telecommunications industry are expected to gradually decline throughout the year.

With the rate rebalancing process, the Dominican telecommunications industry will receive increased recurrent revenues from customers, and improve the returns and profitability of its local line investment. This, together with the increase in demand stemming from reduced installation fees, should encourage continued local network expansion. The Company believes its ability to rapidly cover extended areas in the major cities of the Dominican Republic through its Wireless Local Loop (WLL) network will better position it to meet this increased demand.

TRICOM's CEO, Arturo Pellerano, endorsed the rate rebalancing as a highly positive step: "We believe everyone should be entitled to telecommunications services at reasonable prices. Rebalancing will help expand the demand for telephone service in the Dominican Republic, and contribute to the continuation of the country's already strong economic growth. TRICOM is committed to providing a reliable, high-quality communications solution to its customers' needs. This commitment to excellence, coupled with the fact that we operate in the fastest growing economy in Latin America, is what has made us one of the fastest growing telecommunications providers in the region."


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TRICOM is the sole alternative provider of full service telecommunications in the Dominican Republic, and has long distance operations in the United States. Since it began operations in 1992 as a low-cost international long distance service provider, the Company has expanded its services to include basic local service, national long distance, cellular, paging and Internet access.

For additional information, please visit TRICOM's website at http://www.tricom.net or contact our Investor Relations department at the above number.



                                  # # #


This news release contains certain "forward-looking statements" (as described in Section 21E of the Securities Exchange Act of 1934) that are based on the beliefs of the Company's management, as well as assumptions by, and information currently available to, the Company's management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of the Company or its management and are subject to certain risks, uncertainties and contingencies which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. In particular such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.



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                                      SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TRICOM, S.A



          Dated: January 18, 1999                 By:  /s/ Carl H. Carlson
                                                       -------------------
                                                  Carl H. Carlson
                                                  Executive Vice President
                                                  and Member of the
                                                  Office of the President